BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

1830 Route 130 North

Burlington, New Jersey 08016

October 10, 2006

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Re:	Burlington Coat Factory Warehouse Corporation Registration Statement
on Form S-4, filed on October 10, 2006

Ladies and Gentlemen:

This letter is to supplementally advise the Securities and Exchange Commission (the “Commission”) that Burlington Coat Factory Warehouse Corporation, a Delaware corporation (the “Company”), along with the other registrants listed therein (collectively, the “Additional Registrants”) are registering their exchange offer, as described in the Registration Statement on Form S-4, filed with the Commission on October 10, 2006 (the “Registration Statement”), in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). I, Robert L. LaPenta, Jr., Vice President and Chief Accounting Officer of the Company, make the following representations on behalf of the Company and the Additional Registrants identified as registrants in such Registration Statement.

The Company on behalf of itself and on behalf of the Additional Registrants hereby represents that they have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Company on behalf of itself and on behalf of the Additional Registrants hereby represents that they will make each person participating in the exchange offer aware (through the exchange offer prospectus) that (1) if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (i) cannot rely on the Commission’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), and (2) any broker-dealer who holds existing notes acquired for its own account as a result of market-making activities or other trading activities and who is participating in the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The Company on behalf of itself and on behalf of the Additional Registrants further acknowledges that such a secondary resale transaction by such

Securities and Exchange Commission

October 10, 2006

person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Furthermore, the Company on behalf of itself and on behalf of the Additional Registrants acknowledges that they will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding existing notes acquired for its own account as a result of market-making activities or other trading activities, that such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in the exchange offer.

Securities and Exchange Commission

October 10, 2006

If you have any questions or comments, please contact the undersigned at (609) 387-7800 or Joshua N. Korff of Kirkland & Ellis LLP at (212) 446-4800.

Sincerely,

BURLINGTON COAT FACTORY
WAREHOUSE CORPORATION

/s/ Robert L. LaPenta, Jr.
Name: Robert L. LaPenta, Jr. Title: Vice President and Chief Accounting Officer

cc:	Joshua N. Korff, Kirkland & Ellis LLP